Exhibit 7.1

(Millions of Euros)	June 30,							Year end December 31,
	2018		2017		2016		2015			2014	2013
IFRS:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits
FIXED CHARGES:
Fixed charges and preferred stock dividends	9,867	4,161	21,547	10,069	23,832	12,106	24,123	12,360	24,799	11,953	25,162	10,499
Preferred dividends	11	11	65	65	52	52	103	103	126	126	112	112
Fixed charges	9,856	4,150	21,482	10,004	23,780	12,054	24,020	12,257	24,673	11,827	25,050	10,387

EARNINGS:
Income from continuing operations before taxes and extraordinary items	6,899	6,899	12,089	12,089	10,768	10,768	9,547	9,547	10,679	10,679	7,378	7,378
Less: Earnings from associated companies	354	354	328	328	139	139	148	148	65	65	197	197
Fixed charges	9,856	4,150	21,482	10,004	23,780	12,054	24,020	12,257	24,673	11,827	25,050	10,387
Total earnings	16,401	10,695	33,243	21,764	34,409	22,682	33,419	21,656	35,287	22,441	32,231	17,568

Ratio of earnings to fixed charges	1.66	2.58	1.55	2.18	1.45	1.88	1.39	1.77	1.43	1.90	1.29	1.69
Ratio of earnings to combined fixed charges and preferred stock dividends	1.66	2.57	1.54	2.16	1.44	1.87	1.39	1.75	1.42	1.88	1.28	1.67